Exhibit 3.4

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS

OF

VIRGINIA COMMERCE BANCORP, INC.

Pursuant to resolutions adopted by the Board of Directors of Virginia Commerce Bancorp, Inc. (the “Company”) on January 26, 2011, the By-laws, as amended and restated, of the Company have been amended to add the following new Section 2.9:

Section 2.9 Mandatory Retirement Age. No person 80 years of age or older will be eligible for election, reelection or appointment to the Board, and no director may continue to serve on the Board beyond the date of the meeting of shareholders for the election of directors immediately following his or her 80th birthday.